UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                          AUTHENTIC FITNESS CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $ 0.001 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   052661 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               PAGE 1 OF 12 PAGES
                        EXHIBIT INDEX APPEARS ON PAGE 10

CUSIP NO.  052661 10 5                13G                 PAGE  2  OF  12  PAGES



      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GENERAL ELECETRIC CAPITAL CORPORATION

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [_]

                    N/A                                               (b)    [_]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK

  NUMBER OF        5      SOLE VOTING POWER
   SHARES                 1,809,179**
 BENEFICIALLY
   OWNED BY        6      SHARED VOTING POWER
    EACH                  N/A
  REPORTING
   PERSON          7      SOLE DISPOSITIVE POWER
     WITH                 1,809,179**

                   8      SHARED DISPOSITIVE POWER
                          N/A

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,809,179

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                        [_]

                 N/A

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 8.0%

     12       TYPE OF REPORTING PERSON*

                 CO


*SEE INSTRUCTION BEFORE FILLING OUT

** SEE ITEM 4 BELOW

CUSIP NO.  052661 10 5                13G                 PAGE  3  OF  12  PAGES



      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GENERAL ELECETRIC CAPITAL SERVICES, INC.

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [_]

                    N/A                                               (b)    [_]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

  NUMBER OF        5      SOLE VOTING POWER
   SHARES                 DISCLAIMED (SEE 9 BELOW)
 BENEFICIALLY
   OWNED BY        6      SHARED VOTING POWER
    EACH                  N/A
  REPORTING
   PERSON          7      SOLE DISPOSITIVE POWER
     WITH                 DISCLAIMED (SEE 9 BELOW)

                   8      SHARED DISPOSITIVE POWER
                          N/A

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 BENFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC CAPITAL SERVICES, INC.

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                        [_]

                 N/A

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 N/A (SEE 9 ABOVE)

     12       TYPE OF REPORTING PERSON*

                 CO


*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP NO.  052661 10 5                13G                 PAGE  4  OF  12  PAGES



      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GENERAL ELECETRIC COMPANY

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [_]

                    N/A                                               (b)    [_]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK

  NUMBER OF        5      SOLE VOTING POWER
   SHARES                 DISCLAIMED (SEE 9 BELOW)
 BENEFICIALLY
   OWNED BY        6      SHARED VOTING POWER
    EACH                  N/A
  REPORTING
   PERSON          7      SOLE DISPOSITIVE POWER
     WITH                 DISCLAIMED (SEE 9 BELOW)

                   8      SHARED DISPOSITIVE POWER
                          N/A

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC COMPANY

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                        [_]

                 N/A

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 N/A (SEE 9 ABOVE)

     12       TYPE OF REPORTING PERSON*

                 CO


*SEE INSTRUCTION BEFORE FILLING OUT

                                                         Page 5 of 12 Pages



      The Statement on Schedule 13G filed under the Securities Exchange Act of 1934, as amended, by General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company with respect to the common stock of Authentic Fitness Corporation is hereby amended and restated as set forth below.

Item 1.  Name of Issuer and Address.

         (a) and (b) This Schedule 13G relates to Authentic Fitness Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6040 Bandini Blvd., Commerce, CA 90040.

Item 2.  Identity of Person Filing.

         (a) - (c) This Schedule 13G is being filed by General Electric Capital Corporation, a New York corporation ("GECC"), General Electric Capital Services, Inc., a Delaware corporation formerly known as General Electric Financial Services, Inc. ("GECS"), and General Electric Company, a New York corporation ("GE"). GECS is a wholly-owned subsidiary of GE and GECC is a wholly-owned subsidiary of GECS. The principal business office of each of GECC and GECS is located at 260 Long Ridge Road, Stamford, Connecticut 06927. The principal business office of GE is located at 3135 Easton Turnpike, Fairfield, Connecticut 06431.

         (d) - (e) This Schedule 13G relates to the common stock, par value $.001 per share, of the Issuer (the "Common Stock"). The CUSIP Number for such shares is 052661 10 5.

Item 3. This Schedule 13G is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4.  Ownership.

         The responses of GECC, GECS and GE to Items 5, 7, 9 and 11 of each of their respective Cover Sheets which relate to their beneficial ownership of the Common Stock as of December 31, 1996 are incorporated herein by reference.

         On July 13, 1996, GECC exercised a warrant to acquire 1,809,179 shares of the Issuer's Common Stock at an exercise price of $.00175 per share which represents 8.0% of the outstanding shares of Common Stock based on the 22,333,730 shares of Common Stock outstanding as of November 14, 1996 as reported in the Issuer's Form 10-Q for the quarter ended October 5, 1996.

         As described in Amendment No. 1 to Schedule 13G, pursuant to an Amended and Restated Agreement dated as of February 13, 1996 between the Issuer and GECC, the Issuer has the option to buy the 1,809,179 shares in full (but not in part) on 10 business days' written notice to GECC for a purchase price of $24 per share at any time on or before March 17, 1997.

                                                         Page 6 of 12 Pages

         Pursuant to a Stockholders Agreement relating to the Common Stock among Pentland Ventures Ltd. ("Pentland"), GECC and the other parties thereto, for so long as Pentland owns 20% or more of the outstanding Common Stock of the Issuer, GECC has agreed to vote any shares of Common Stock held by it from time to time for the election of a nominee of Pentland to the Issuer's Board of Directors. In addition, Pentland and GECC have granted each other rights of first offer in respect of transfers of their shares.

         Each of GECS and GE hereby expressly disclaims the beneficial ownership of any Common Stock held by GECC. Neither the filing of this Schedule 13G nor anything contained herein shall be construed as an admission that GECS or GE is the beneficial owner of any securities covered by this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification.

         N/A

                                                         Page 7 of 12 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GENERAL ELECTRIC CAPITAL CORPORATION


                                   By: /s/ Michael A. Gaudino
                                       --------------------------------
                                       Name: Michael A. Gaudino
                                       Title: Vice President and General Manager


Dated:  February 13, 1997

                                                         Page 8 of 12 Pages


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GENERAL ELECTRIC CAPITAL SERVICES, INC.


                              By: /s/ Nancy E. Barton
                                 ---------------------------------------
                                  Name: Nancy E. Barton
                                  Title: Sr. Vice President, General Counsel &
                                         Secretary Legal


Dated:  February 13, 1997

                                                         Page 9 of 12 Pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GENERAL ELECTRIC COMPANY


                                   By: /s/ Michael A. Gaudino
                                       ---------------------------------
                                       Name: Michael A. Gaudino
                                       Title: Attorney-in-Fact


Dated:  February 13, 1997

                                                         Page 10 of 12 Pages

                               EXHIBIT OF INDEX

                                                           Sequentially
Exhibit                                                    Numbered Page
-------                                                    -------------

Joint Filing Agreement                                          11

Power of Attorney dated June 5, 1996                            12